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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 18)*

Consolidated-Tomoka Land Co.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

210226106
(CUSIP Number)

David J. Winters Wintergreen Advisers, LLC 333 Route 46 West, Suite 204 Mountain Lakes, New Jersey 07046 (973) 263-2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wintergreen Advisers, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

1,481,474

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

1,481,474

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,481,474

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.9%

14.	TYPE OF REPORTING PERSON*

IA

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wintergreen Fund, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

564,961

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

564,961

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

564,961

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

14.	TYPE OF REPORTING PERSON*

IC

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wintergreen Partners Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

548,788

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

548,788

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

548,788

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%

14.	TYPE OF REPORTING PERSON*

PN

CUSIP No.	210226106

Item 1.	Security and Issuer.

Consolidated-Tomoka Land Co. (the “Issuer”), Common Stock, par value $1.00 per share (the “Shares”). The address of the Issuer is 1530 Cornerstone Boulevard, Suite 100 Daytona Beach, Florida 32117.

Item 2.	Identity and Background.

(a-c, f)
This  statement  is  being  filed by (i)  Wintergreen  Fund,  Inc,  an investment  company  registered  under the  Investment  Company Act of 1940,  as amended (“Wintergreen  Fund”),  (ii) Wintergreen Partners Fund, LP, a US Private Investment Fund (“Wintergreen Partners”) and  (iii) Wintergreen Advisers, LLC, a Delaware limited liability company (“Wintergreen”) which acts as sole investment manager  of  the  Wintergreen Fund,  Wintergreen Partners  and  other investment vehicles.  (Each  of Wintergreen Fund, Wintergreen Partners and Wintergreen  may be referred to herein as a  “Reporting Person”  and collectively may be referred to as  “Reporting Persons”).  The Managing Members of Wintergreen  are  David J.  Winters and Elizabeth N. Cohernour (the “Managing Members”),  each of which is a citizen  of  the United States.  David J. Winters  is the portfolio manager  at Wintergreen  and  Elizabeth  N. Cohernour  is the  chief  operating  officer  at Wintergreen.

The  principal  business and  principal  office  address of each of the Managing Members, Wintergreen Fund, Wintergreen Partners and Wintergreen  is 333 Route 46 West, Suite 204, Mountain Lakes, New Jersey.

(d)	None of the Managing Members or Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting  Persons or the Managing Members have, during the last  five  years,  been  a  party  to  a  civil  proceeding  of a  judicial  or administrative body of competent jurisdiction and as a result of such proceeding were or are  subject  to a  judgment,  decree or final  order  enjoining  future violations  of, or prohibiting  or mandating  activities  subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof  Wintergreen may  be deemed  to beneficially own 1,481,474 Shares.
As of the date hereof Wintergreen Fund beneficially owns 564,961 Shares.
As of the date hereof Wintergreen Partners beneficially owns 548,788 Shares.

The source of funds used to  purchase  the  securities  reported  herein was the working capital of Wintergreen  Fund, Wintergreen Partners and other  investment vehicles  managed by Wintergreen.  The  aggregate  funds  used by the  Reporting Persons to make the purchases was approximately $90.9 million.  No borrowed  funds were used to purchase  the  Shares,  other than any  borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

Advisory clients of Wintergreen are the beneficial owners of approximately 25.9% of the  Issuer’s common stock.  Wintergreen  has initiated  discussions with the Issuer  on  maximizing  the value  of  the  Daytona properties,  through  direct development or partnerships.  Wintergreen intends to continue its dialogue with, and to take an active interest in,  the Issuer  to encourage  strategic focus on the Volusia county properties.  To this end, Wintergreen from time to time, will communicate with  the Issuer  and  other holders of Common Stock  regarding such matters.

On December 22, 2008, Wintergreen delivered a letter (the “December 22 Letter”) to the Secretary of the Issuer in response to comments made by the Issuer in a Form 8-K filing dated November 21, 2008. A copy of the December 22 Letter is attached hereto as Exhibit B and incorporated herein by reference. Reference is made in the December 22 Letter to the March 12, 2008 resignation of James Jordan as director of the Board of the Issuer (the “March 12 Letter”). A copy of the March 12 Letter is attached hereto as Exhibit C and incorporated herein by reference.

Wintergreen may in the future purchase additional Shares or dispose of some or all of such Shares in open-market transactions or privately negotiated transactions. Wintergreen does not currently have any plans or proposals that would result in any of the actions described in paragraphs (b) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a, b)
As of the date hereof, Wintergreen may be deemed to be the beneficial owner of 1,481,474 Shares, constituting 25.9% of the Shares of the Issuer, based upon 5,727,515 Shares outstanding as of the date of this filing. Wintergreen has the sole power to vote or direct the vote of 1,481,474 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 1,481,474 Shares; and has shared power to dispose or direct the disposition of 0 Shares.
Wintergreen specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Wintergreen Fund is the beneficial owner of 564,961 Shares (1), constituting 9.9% of the Shares of the Issuer, based upon 5,727,515 Shares outstanding as of the date of this filing.

Wintergreen Fund has the sole power to vote or direct the vote of 0 Shares; has the  shared  power to vote or direct the vote of  564,961  Shares;  has sole power to dispose or direct the disposition of 0 Shares;  and has shared power to dispose or direct the disposition of 564,961 Shares.

(1)  Wintergreen  Fund has  delegated all of its authority to vote or dispose of the Shares to Wintergreen, its investment manager.

(a,  b) As of the date hereof,  Wintergreen  Partners is the beneficial owner of 548,788  Shares (1), constituting  9.6% of the Shares of the Issuer,  based upon 5,727,515 Shares outstanding as of the date of this filing.

Wintergreen Partners  has the sole power  to vote or  direct the vote  of 0 Shares;  has the shared power to vote or direct the vote of 548,788 Shares;  has sole power  to dispose or  direct the disposition  of 0 Shares;  and  has shared power to dispose or direct the disposition of 548,788 Shares.  (1)  Wintergreen Partners  has delegated all of its authority to vote or dispose of the Shares to Wintergreen, its investment manager.

(c)	Wintergreen caused its advisory clients to effect transactions in the Shares during the past 60 days as set forth below:

DATE	TYPE	NO OF SHARES	PRICE/SHARE

(d)	Inapplicable.

(e)	Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Letter to Secretary of Issuer dated December 22, 2008 Exhibit C: Resignation letter from James Jordan dated March 12, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Wintergreen Advisers, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters

Wintergreen Fund, Inc.
By: David J. Winters, Executive Vice President

/s/ David J. Winters

Wintergreen Partners Fund, LP
By: Wintergreen GP, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
December 23, 2008

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No 18 to Schedule 13D dated December 23, 2008, relating to the Common Stock, par value $1.00 per share of Consolidated-Tomoka Land CO. shall be filed on behalf of the undersigned.

Wintergreen Advisers, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters

Wintergreen Fund, Inc.
By: David J. Winters, Executive Vice President

/s/ David J. Winters

Wintergreen Partners Fund, LP
By: Wintergreen GP, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
December 23, 2008

Exhibit B
Wintergreen Advisers, LLC
333 Route 46 West
Suite 204
Mountain Lakes, NJ  07046

Consolidated-Tomoka Land Co
c/o Linda Crisp, Corporate Secretary
Post Office Box 10809
Daytona Beach, FL  32120-0809

December 22, 2008

Dear Ms. Crisp:

This letter is in response to Consolidated-Tomoka Land Co.’s (“CTO”) November 19, 2008 letter to Wintergreen Advisers (“Wintergreen”) and CTO’s Form 8-K filing of November 21, 2008.

We take serious exception to your extreme misrepresentations of facts.  Wintergreen continues to have the same interest it has had from our very first meeting with CTO - to pursue the best interests of all CTO shareholders. Your November 19th letter and November 21st 8-K filing contain extensive mischaracterizations of Wintergreen’s strategic recommendations to the Board.

Since you made public your November 19, 2008 letter by filing it with the SEC, Wintergreen is compelled to publicly correct many of the inaccuracies contained in such letter.

-
CTO did recently offer Wintergreen two Board seats, but the offer was included in a CTO proposed standstill agreement that contained preconditions that were unacceptable to Wintergreen, and which were to last for a period of three years.  The CTO proposal demanded:oWintergreen would have to agree to vote in favor of any director recommended by CTO without regard to director candidate qualifications or conflicts

•	Wintergreen would have to agree to vote against any proposal made by any third party in advance of knowing what fellow shareholders propose

•	Wintergreen would have to give up its right under Florida statute to inspect company books and records

•	Wintergreen would have to agree not to propose matters for a vote by all shareholders

•	Wintergreen would have to agree to not attempt to influence CTO’s Board, management, or policies

•	Wintergreen would have to forgo the right to buy more CTO shares

•	Wintergreen would have to forgo the right to seek legal remedy for any potential malfeasance on the part of CTO, its officers, and directors discovered by Wintergreen in our inspection process

-
In your November 19, 2008 letter, you also claim that Wintergreen seeks to gain control of CTO.  This is simply not true.  Wintergreen seeks to have a board of directors whose loyalties lie with the company and its shareholders and not with either CTO’s management or Wintergreen.  We reiterate that the directors we proposed are in no way affiliated with Wintergreen, nor would they represent or report to Wintergreen once on the CTO Board.  They would merely act as overseers of management and of the corporate assets which belong to CTO’s shareholders.  This objective representation of long term shareholder interests by individuals with meaningful, diverse backgrounds and expertise without any conflicting business or social obligations is in the best interests of all CTO shareholders.  This is not control of the board by Wintergreen.  This is board representation for the benefit of all shareholders.

At this time, CTO board members and management own approximately 2% of the outstanding stock of the company.  That ownership has been largely acquired through granting of stock and stock appreciation rights by the board to management.  There does not appear to be any significant purchase of CTO stock by current board members.

As we look to the other 98% of CTO stock, it has been purchased by investors like Wintergreen.  However, all of those investors and Wintergreen lack any representation on the Board.  The true owners of CTO have absolutely no voice with regard to the stewardship of their company.

-
You imply that having the full board of directors being elected annually for one year terms rather than having a third of the board elected each year for three year terms –the de-staggering the Board – would somehow “confer considerable power” upon Wintergreen.  All shareholders are empowered when they have the annual opportunity to vote for each director.  Shareholders deserve the opportunity to annually express support or dissatisfaction with the board.

In point of fact, it is a widely supported best practice of corporate governance to give shareholders the right to annually vote for the full board.  This is simply good corporate governance policy, and the majority of S&P 500 companies have de-staggered boards[1].  De-staggering the Board will grant the 98% of all CTO shareholders an appropriate and meaningful voice.  The approximately 2% of CTO stock owned by management would also have an appropriate voice in director election.

-	CTO contends that by granting Board seats to Wintergreen’s independent candidates and de-staggering the Board, Wintergreen would be “in a position to assert majority

1 Please see Institutional Shareholder Services 2007 Postseason Report

control of the Board by 2010.”  This overlooks the fact that any proposal to de-stagger the Board, made by Wintergreen or other shareholders, would require the affirmative vote of a super-majority of CTO shareholders and any proposed nominees for election as director would require the affirmative vote of a majority of shareholders.

-
CTO categorizes the resignation of Wintergreen–nominated Board member Jim Jordan as voluntary, while failing to mention that Mr. Jordan voluntarily resigned at least in part because of his negative view of the conduct of the Board and of the Nominating and Corporate Governance Committee.  At the time of his resignation, Mr. Jordan stated “it is a mistake to combine the titles of Chairman and Chief Executive Officer, which goes against now generally accepted best practice in corporate governance” and “it was a mistake not to consider the candidates proposed by our largest shareholder, or other candidates, as part of our due diligence.”  Mr.  Jordan also stated that, on the issue of director candidates, those issues “should first have been vetted through the Nominating and Corporate Governance Committee, which did not happen.”

Statements such as these by a former director would give any thoughtful investor concern about whether the Board is functioning properly and in the best interests of all shareholders.  We have included a copy of Mr. Jordan’s resignation letter as an attachment to this letter.

-
In your November 19th letter, CTO states that Wintergreen has advocated abandoning your 1031 income property strategy.  This is a complete mischaracterization.  What we have conveyed to CTO management and directors is that we are concerned with several aspects of your current strategy, including:

•
CTO has entered into many flat, long-term leases which do not allow CTO to increase rents over time.  Generally, in the leases which do call for rent increases over time, the rent adjustments are so insignificant that they would not keep pace with historical rates of inflation.  While these properties do produce steady cash flows, they do not provide meaningful pricing power to CTO, or significant upside with regard to future values.

•
CTO management and Board members represented to Wintergreen that CTO often reviews the income property portfolio and considers selective sales of properties.  Yet as the market for these properties peaked along with the rest of the real estate market in the past three years, CTO continued to buy more properties at capitalization rates in the 6% to 7% range, versus the 8% to 9% range captured when the strategy was first implemented in 2001.  Had some properties been sold out of inventory over the past few years when real estate prices were high, tens of millions of dollars could be available for more productive uses.  Sale of a handful of these properties could have funded all the necessary road and infrastructure projects on company owned land for years to come.  At this point in time, we believe the income property portfolio is in need of a rational and intelligent review.

•
The crown jewels of CTO’s assets are the approximately 11,000 acres of unencumbered land straddling several major roads on the east coast of Florida.  Approximately 8,000 of these acres are contiguous.   This asset could never be duplicated.  Yet management is pursuing a strategy which requires selling off this precious and limited land in order to buy commoditized retail properties.  If the CTO board and management continue to let this approach run its course, shareholders will have traded valuable plots of land with long term development potential for a portfolio of income properties scattered across the southeastern U.S.

-
You contend that we have advocated for you to discontinue land sales.  In point of fact, we have consistently encouraged you to abandon your stated corporate goal of “accelerating the rate of annual sales.”  Rather than the mass liquidation of property which appears to be CTO’s current plan, we have encouraged CTO to sell parcels of land more selectively.  We fully understand that certain sales must be made to fund the development of the western Daytona Beach lands and to encourage the westward growth of the city.  For instance, the sale of land to a local hospital will create a need for new doctor’s parks, retail malls and other facilities to support the hospital.  However, instead of pursuing the development of these support facilities for the long-term benefit of shareholders, CTO seems intent on selling this land and allowing others to capture the upside potential these developments create. CTO should be developing and holding on to most of these properties, which would give the company a portfolio of properties with the ability to raise rents and participate in the long-term appreciation of their Volusia County landholdings.

-
With regard to your dividend and stock repurchase policy, we find it odd that you belittle Wintergreen in your November 19th letter for advocating a reduced dividend in order to focus on better uses of that cash (e.g., developing roads across your land or buying back stock).  The very next day, CTO declared a reduced dividend so that you may repurchase your stock.  Since our very first meeting with CTO, we have expressed our belief that the approximately $2 million the company spent on annual dividends could be better used to develop much needed roads and infrastructure to increase the value of company lands.  Perhaps now CTO will finally begin work on Stagecoach Road, the much needed three mile road connecting LPGA Boulevard and State Road 40.  Management has spoken of the desirability of this road for years, with no visible progress made as of yet.

-
At no point has Wintergreen encouraged CTO to take on “significant debt” which would put the company in “severe financial distress;” this is a complete misrepresentation on your part. On the contrary, the company’s lack of considerable debt is one of the attributes that makes CTO such an interesting investment situation.

-
You state that had CTO followed the strategies Wintergreen has recommended, you would be facing “potential high vacancy rates in new self-developed properties.” This is a gross distortion of the facts.  Wintergreen has never advocated speculatively constructing building after building on company lands without any forethought into who would fill the space. Quite to the contrary, we have encouraged CTO to build prudently on company land, only after the company has contracted tenants lined up.

We have consistently conveyed to the company our belief that there are immense opportunities for sensible self-development, and we would discourage wanton speculation in the construction market.  The gradual westward growth of the city of Daytona Beach into company lands has provided, and will continue to offer, value to those with the vision and capital to capture it.

-
It is peculiar that your letter mentions potential vacancies at speculative self-developed properties without mentioning the current vacancies at the Mason Commerce Center, the two 15,000 square foot buildings which the company built before management had lined up tenants to fill the space.  The responsibility for any vacancies and the potential accompanying negative cash flows from the construction of these buildings belongs exclusively to CTO management and board members.  This is not a course of action which was at any time promoted by Wintergreen.

-	In your letter, you articulate a belief that Wintergreen has “expressed very strong support for the Company’s management team and our strategy and business plan.”

Our support of CTO management was contingent upon our belief that management was interested in increasing long term shareholder value.   From the time of our initial filing with the SEC on May 5, 2006 until our January 22, 2008 filing we were of the opinion that we could rely on the expressed willingness of CTO management and board to be open to new ideas and strategies regarding self-development and alternate business strategies.  It was only after we observed a lack of progress on the part of CTO’s management with respect to new ideas and strategies aimed at increasing shareholder value that we realized the best interests of all shareholders were not being attended to.

-
In our January 22, 2008 SEC filing, we began to more clearly express our desire for CTO to focus on its Volusia County properties (“Wintergreen  has initiated discussions with the issuer  on  maximizing  the value  of  the  Daytona properties, through  direct development or partnerships.  Wintergreen intends to continue its dialogue with, and to take an active interest in, the Issuer to encourage strategic focus on the Volusia county properties”).  Had the company proven itself more open to the ideas of its shareholders and truly independent outside directors, the current situation would have been avoided.

I reiterate the need for representation of the interests of the 98% owners of CTO who actually purchased their shares, rather than the 2% of shares owned by management and board members, much of which was gifted to them.  There is inherent conflict with members of the current board who, while appearing to meet the test of independence under the listing standards of the NYSE Alternext exchange, are part of an intersecting web of business and personal relationships with CTO and each other that bring their practical independence into question.  The proper director’s role is to look out for the interests of all CTO shareholders rather than personal business interests.

We do not take pleasure in the adversarial turn our relationship with CTO has taken.  Wintergreen generally enjoys healthy shareholder-management relationships and currently has no other 13-Ds on file with the Securities and Exchange Commission, nor shareholder proposals with any other portfolio company.  However, as a significant shareholder of CTO stock, we feel we must be the advocate of better management, business strategy, and corporate governance for all shareholders.

We remain concerned about past misrepresentations on your behalf, in both letters and conversations with Wintergreen, regarding CTO’s business strategy and dealings.  The handling of the LPGA golf courses also causes us great concern, as CTO continues to lose over one million dollars annually on these operations, with no visible progress towards improving, or disposing of, the business.

In summary, we have no desire to “gain control of Consolidated-Tomoka,” nor a desire to micromanage the company, and the proposals we offered in our standstill agreement are to the benefit of all CTO shareholders.  Our director candidates are totally independent from Wintergreen and would represent the interests of all shareholders.  We did not nominate them to push a certain agenda or business plan, but rather to act as intelligent and independent stewards of CTO’s assets.  They will not report back to Wintergreen on the dealings of the company any more than they will report to all other shareholders.  The Wintergreen proposed independent directors offer an array of backgrounds, talents, and viewpoints that we believe would undoubtedly help the company maximize shareholder value in the long run.

We will take this opportunity to remind you, once again, that CTO continues to be in violation of both Florida Statute (Section 607.1602), and your own corporate bylaws with regard to our demand to inspect corporate books and records.  Shareholders of the company have a right to demand copies of corporate records, and we have requested corporate records to enable Wintergreen to determine whether the affairs of CTO are being properly administered by CTO’s corporate officers and to ascertain the value of CTO’s stock.  As of this date, Wintergreen has not received responsive electronic documents, nor the complete results of your search for responsive emails and other documents stored in archive format.  CTO’s bylaws state in section 6.6, Form of Records that, “Any records maintained by the corporation in the regular course of its business, including its stock ledger, books of account, any minute books, may be kept on, or be in the form of, punch cards, magnetic tape, photographs, microphotographs, or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time.  The corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.”  Florida statute requires CTO to produce such documents within five days of receipt of notice. It has now been six months that have passed since our initial inspection request.  While we realize document requests may be burdensome to the company and that CTO has provided some corporate records, there are huge omissions in what is anticipated by statute and general good business practice.  CTO’s lack of disclosure with respect to significant records “within a reasonable time” is in violation of Florida statute and corporate by-law.  We encourage you to provide the requested records as expeditiously as possible.

Sincerely yours,

/s/ David J. Winters

David J. Winters, Managing Member
Wintergreen Advisers, LLC

Exhibit C

James E. Jordan

March 12, 2008

Robert D. Allen, Chairman, and
William H. McMunn, President & CEO,
The Board of Directors
Consolidated-Tomoka Land Company
1530 Cornerstone Blvd - Suite 100
Daytona Beach, Florida 32117

Dear Bob and Bill:

Following our last Board meeting, I have given serious thought to the general direction of the Company, and to certain specific decisions made at that last meeting, and have concluded that I must resign from the Board, effective immediately.

My reasons are as follows: As you know, my view is that it is a mistake to combine the titles of Chairman and Chief Executive Officer, which goes against now generally accepted best practice in corporate governance.  In seeking candidates to fill an anticipated Board vacancy, it was a mistake not to consider the candidates proposed by our largest shareholder, or other candidates, as part of our due diligence.  Indeed, I believe those and related issues should first have been vetted through the Nominating and Corporate Governance Committee, which did not happen.  I have also long opposed the payment of a dividend, given our largely long-term, value-oriented, institutional shareholder base; and was disappointed with the decision not to adopt a potential buy-back plan.  On the broad subject of Company strategy, now would be a particularly good time to develop alternative strategies for the use of the company’s land and cash flows to maximize shareholder value over time.

On all these issues, of course, I recognize that my views are only those of one director, but feeling as I do, it is best that I step aside now.

Sincerely yours,

/s/ James E. Jordan

SK 25133 0011 950416